ASUR Reports 2Q22 Financial Results

Total passenger traffic in 2Q22 increased 19.2% compared to 2Q19 and 39.3% YoY

Mexico City, July 25, 2022 – Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S., and Colombia, today announced results for the three- and six-month periods ended June 30, 2022.

2Q22 Highlights1

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Total passenger traffic increased 39.3% year over year (YoY), reflecting the impact of the Covid-19 pandemic, which had affected travel demand since mid-March 2020, and exceeded 2Q19 levels by 19.2%. By country of operations, 2Q22 passenger traffic showed the following recoveries compared to 2Q19 levels:

•	Mexico: exceeded 2Q19 traffic by 12.5%, with domestic and international traffic levels increasing by 5.4% and 19.3%, respectively.
•	Puerto Rico (Aerostar): exceeded 2Q19 traffic by 15.1%, with domestic traffic increasing by 18.6%, and international traffic recovering to 88.1% of 2Q19 levels.

•	Colombia (Airplan): exceeded 2Q19 traffic by 43.2%, with domestic and international passengers exceeding their comparable 2Q19 levels by 41.6% and 51.6%, respectively.
•	Revenues increased 49.4% YoY to Ps.6,319.7 million and by 55.3% compared to 2Q19 revenues. Excluding construction revenues, revenues increased 48.3% YoY and 45.1% against 2Q19.
•	Consolidated commercial revenues per passenger were Ps.119.6 in 2Q22.
•	Consolidated EBITDA increased 61. 4% YoY to Ps.4,040.6 million and 47.2% compared to 2Q19.
•	Adjusted EBITDA Margin (excluding the effect of IFRIC 12) increased to 70.5%, from 64.8% in 2Q21 and 69.5% in 2Q19.
•	Cash & cash equivalents of Ps.7,331.1 million at quarter-end and Net Debt-to-LTM EBITDA at 0.4x.
•

Principal debt payments of Ps.107.3 million, or approximately 0.9% of Total Debt, mature during the remainder of 2022. Aerostar renegotiated its US$50 million principal amount of 6.75% senior secured notes maturing in May 2035, while Airplan in Colombia made principal payments of Ps.794.5 million in connection with its 12-Year syndicated loan facility with eight banks, with the next principal payment at Airplan due 2025.

Table 1: Financial & Operational Highlights [1]
	Second Quarter		% Chg
	2021	2022
Financial Highlights
Total Revenue	4,229,281	6,319,709	49.4
Mexico	2,946,621	4,557,925	54.7
San Juan	948,918	1,065,470	12.3
Colombia	333,742	696,314	108.6
Commercial Revenues per PAX	118.8	119.6	0.7
Mexico	130.8	142.8	9.2
San Juan	141.7	158.9	12.1
Colombia	46.7	39.7	(15.0)
EBITDA	2,502,816	4,040,629	61.4
Net Income	1,329,788	2,844,469	113.9
Majority Net Income	1,231,659	2,661,548	116.1
Earnings per Share (in pesos)	4.1055	8.8718	116.1
Earnings per ADS (in US$)	2.0392	4.4065	116.1
Capex	460,965	436,865	(5.2)
Cash & Cash Equivalents	7,837,766	7,331,083	(6.5)
Net Debt	5,594,319	5,047,003	(9.8)
Net Debt/ LTM EBITDA	0.90	0.36	(59.8)
Operational Highlights
Passenger Traffic
Mexico	7,305,142	9,817,127	34.4
San Juan	2,671,356	2,783,495	4.2
Colombia	2,019,347	4,106,959	103.4

•

On June 1, 2022 ASUR paid an ordinary and extraordinary net cash dividend for a total of Ps.15.03 per share in relation to its ordinary "B" and "BB" Series shares, representing a total amount of Ps.4,509 million.

2Q22 Earnings Call

Date & Time: Tuesday, July 26, 2022 at 10:00 AM US ET; 9:00 AM CT

Dial-in: 1-888-394-8218 (U.S. Toll-Free)

1-323-794-2590 (International)

Access Code: 2205298

Replay: Tue, July 26, 2022 at 1:00 PM US ET, ending at 11:59 PM US ET on Tue, August 2, 2022. Dial in: 1-844-512-2921 (Toll-Free) 1-412-317-6671 (International). Access Code: 2205298

[1] Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), and represent comparisons between the three- and six-month periods ended June 30, 2022, and the equivalent three- and six-month periods ended June 30, 2021. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of Mexican pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps.20.1335 (source: Diario Oficial de la Federación de México), while Colombian peso figures are calculated at the exchange rate of COP205.9300 = Mexican Ps.1.00 (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 17 of this report.

ASUR 2Q22 Page 1 of 25

2Q22 Passenger Traffic

During 2Q22, total passenger traffic increased 39.3% YoY to 16.7 million passengers, representing a recovery from the impact of the COVID-19 pandemic which began mid-March 2020. Compared to 2Q19, passenger traffic in 2Q22 increased 19.2%.

Traffic in Mexico increased 34.4% YoY to 9.8 million passengers. In addition, Mexico traffic increased 12.5% against to 2Q19 levels, driven by increases of 5.4% and 19.3% in domestic and international traffic, respectively.

In Puerto Rico, 2Q22 passenger traffic increased 4.2% YoY to 2.8 million passengers. Traffic surpassed 2Q19 levels by 15.1%, with domestic traffic increasing 18.6% and international traffic recovering to 88.1% of 2Q19 activity.

Traffic in Colombia increased 103.4% YoY to 4.1 million passengers in 2Q22. Compared to 2Q19 levels, traffic increased 43.2%, with domestic and international traffic increasing 41.6% and 51.6%, respectively.

Tables with detailed passenger traffic information for each airport can be found on page 20 of this report.

Table 2: Passenger Traffic Summary
	Second Quarter			% Chg vs 21	% Chg vs 19	Six-Months			% Chg vs 21	% Chg vs 19
	2019	2021	2022			2019	2020	2021
Total Mexico	8,727,405	7,305,142	9,817,127	34.4	12.5	17,450,634	12,424,008	18,837,881	51.6	7.9
- Cancun	6,554,989	5,622,962	7,573,042	34.7	15.5	13,214,393	9,508,028	14,614,988	53.7	10.6
- 8 Others Airports	2,172,416	1,682,180	2,244,085	33.4	3.3	4,236,241	2,915,980	4,222,893	44.8	(0.3)
Domestic Traffic	4,287,115	3,770,004	4,518,674	19.9	5.4	7,897,876	6,623,043	8,264,362	24.8	4.6
- Cancun	2,319,867	2,311,551	2,559,200	10.7	10.3	4,219,050	4,057,727	4,640,847	14.4	10.0
- 8 Others Airports	1,967,248	1,458,453	1,959,474	34.4	(0.4)	3,678,826	2,565,316	3,623,515	41.3	(1.5)
International traffic	4,440,290	3,535,138	5,298,453	49.9	19.3	9,552,758	5,800,965	10,573,519	82.3	10.7
- Cancun	4,235,122	3,311,411	5,013,842	51.4	18.4	8,995,343	5,450,301	9,974,141	83.0	10.9
- 8 Others Airports	205,168	223,727	284,611	27.2	38.7	557,415	350,664	599,378	70.9	7.5
Total San Juan, Puerto Rico	2,417,300	2,671,356	2,783,495	4.2	15.1	4,717,808	4,436,229	5,174,214	16.6	9.7
Domestic Traffic	2,143,342	2,556,590	2,542,024	(0.6)	18.6	4,216,167	4,259,734	4,755,038	11.6	12.8
International traffic	273,958	114,766	241,471	110.4	(11.9)	501,641	176,495	419,176	137.5	(16.4)
Total Colombia	2,868,929	2,019,347	4,106,959	103.4	43.2	5,614,966	3,876,632	7,678,932	98.1	36.8
Domestic Traffic	2,413,058	1,675,096	3,415,937	103.9	41.6	4,757,830	3,329,524	6,467,279	94.2	35.9
International traffic	455,871	344,251	691,022	100.7	51.6	857,136	547,108	1,211,653	121.5	41.4
Total traffic	14,013,634	11,995,845	16,707,581	39.3	19.2	27,783,408	20,736,869	31,691,027	52.8	14.1
Domestic Traffic	8,843,515	8,001,690	10,476,635	30.9	18.5	16,871,873	14,212,301	19,486,679	37.1	15.5
International traffic	5,170,119	3,994,155	6,230,946	56.0	20.5	10,911,535	6,524,568	12,204,348	87.1	11.8
Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit passengers and general aviation.

Table 3: YoY Passenger Traffic Growth in 1H 2022
Region	January	February	March	April	May	June	Total
Mexico	65.1%	99.8%	69.9%	56.8%	30.5%	20.0%	51.6%
Domestic Traffic	28.1%	42.4%	26.2%	29.3%	18.9%	12.3%	24.8%
Internationl Traffic	112.3%	177.0%	122.0%	89.4%	43.3%	27.3%	82.3%
Puerto Rico	40.5%	50.8%	22.1%	16.0%	5.3%	(5.8%)	16.6%
Domestic Traffic	35.6%	44.5%	16.7%	11.1%	1.1%	(11.1%)	11.6%
Internationl Traffic	135.4%	236.3%	217.0%	156.2%	116.0%	85.8%	137.5%
Colombia	110.8%	86.5%	81.1%	143.3%	121.6%	66.0%	98.1%
Domestic Traffic	104.6%	76.3%	74.0%	138.4%	128.0%	65.9%	94.2%
Internationl Traffic	153.6%	186.4%	140.1%	171.9%	95.2%	66.4%	121.5%
Total	70.2%	86.8%	61.9%	61.4%	38.6%	23.1%	52.8%
Domestic Traffic	50.3%	52.6%	35.6%	45.0%	33.0%	17.9%	37.1%
Internationl Traffic	116.6%	179.2%	125.2%	97.1%	49.7%	33.0%	87.1%

ASUR 2Q22 Page 1 of 25

Review of Consolidated Results

Table 4: Summary of Consolidated Results
	Second Quarter		% Chg	Six- Months		% Chg
	2021	2022		2021	2022
Total Revenues	4,229,281	6,319,709	49.4	7,128,991	11,745,514	64.8
Aeronautical Services	2,313,657	3,533,790	52.7	3,969,335	6,715,806	69.2
Non-Aeronautical Services	1,550,131	2,194,402	41.6	2,601,074	4,186,884	61.0
Total Revenues Excluding Construction Revenues	3,863,788	5,728,192	48.3	6,570,409	10,902,690	65.9
Construction Revenues	365,493	591,517	61.8	558,582	842,824	50.9
Total Operating Costs & Expenses	2,219,391	2,609,840	17.6	3,831,583	4,707,385	22.9
Other Revenues					45,547	n/a
Operating Profit	2,009,890	3,709,869	84.6	3,297,408	7,083,676	114.8
Operating Margin	47.5%	58.7%	1118 bps	46.3%	60.3%	1406 bps
Adjusted Operating Margin [1]	52.0%	64.8%	1275 bps	50.2%	65.0%	1479 bps
EBITDA	2,502,816	4,040,629	61.4	4,107,924	7,716,914	87.9
EBITDA Margin	59.2%	63.9%	476 bps	57.6%	65.7%	808 bps
Adjusted EBITDA Margin [2]	64.8%	70.5%	576 bps	62.5%	70.8%	826 bps
Net Income	1,329,788	2,844,469	113.9	2,367,894	5,194,231	119.4
Net Majority Income	1,231,659	2,661,548	116.1	2,176,674	4,855,257	123.1
Earnings per Share	4.1055	8.8718	116.1	7.2556	16.1842	123.1
Earnings per ADS in US$	2.0392	4.4065	116.1	3.6037	8.0384	123.1

Total Commercial Revenues per Passenger [3]	118.8	119.6	0.7	114.2	120.2	5.3
Commercial Revenues	1,434,617	2,019,045	40.7	2,386,470	3,849,500	61.3
Commercial Revenues from Direct Operations per Passenger [4]	22.3	22.0	(1.3)	20.7	22.5	8.7
Commercial Revenues Excluding Direct Operations per Passenger	96.5	97.6	1.2	93.5	97.7	4.5

[1] Adjusted operating margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia and is equal to operating income divided by total revenues minus revenues from construction services.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia, and is calculated by dividing EBITDA by total revenues less construction services revenues.

[3] Passenger figures include transit and general aviation passengers Mexico, Puerto Rico y Colombia.
[4] Represents ASUR´s operations in convenience stores.

Consolidated Revenues

Consolidated Revenues for 2Q22 increased 49.4% YoY, or Ps.2,090.4 million, to Ps.6,319.7 million and 55.3%, or Ps.2,250.3 million when compared to 2Q19. This YoY increase was mainly due to the following increases:

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41.6% in revenues from non-aeronautical services to Ps.2,194.4 million. Mexico contributed Ps.1,580.9 million, while Puerto Rico and Colombia accounted for Ps.445.3 million and Ps.168.2 million, respectively;

•

52.7% in revenues from aeronautical services to Ps.3,544.8 million. Mexico contributed Ps.2,466.3 million, while Puerto Rico and Colombia contributed Ps.540.1 million and Ps.527.4 million, respectively; and

•	61.8%, or Ps.226.0 million in construction services revenues amounting to Ps.591.5 million, principally in Mexico.

Excluding revenues from construction services, for which there is an equivalent expense recorded under IFRS accounting standards, total revenues would have increased 48.3% YoY to Ps.5,728.2 million.

Compared to 2Q19, revenues excluding construction services increased 45.1%, driven by a 44.1% increase in revenues from non-aeronautical services and a 45.7% increase in revenues from aeronautical services. Excluding revenues from construction services, Mexico accounted for 70.7% of total revenues in 2Q22, while Puerto Rico and Colombia represented 17.2% and 12.1%, respectively.

Commercial Revenues in 2Q22 increased 40.7% YoY to Ps.2,019.0 million, mainly reflecting the 39.8% recovery in passenger traffic. Compared to 2Q19, commercial revenues increased 43.6%. Commercial revenues increased YoY across ASUR’s regions of operations: 46.8% to Ps.1,408.6 million in Mexico, 16.9% to Ps.442.4 million in Puerto Rico, and 73.8% to Ps.168.0 million in Colombia.

Commercial Revenues per Passenger was Ps.119.6 in 2Q22, compared to Ps.118.8 in 2Q21 and Ps.99.7 in 2Q19.

ASUR 2Q22 Page 3 of 25

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses, including construction costs, increased 17.6% YoY, or Ps.390.4 million, to Ps.2,609.8 million in 2Q22, and 31.5%, or Ps.625.7 million, when compared to 2Q19.

Excluding construction costs, operating costs and expenses increased 8.9% YoY, or Ps.164.4 million, and 8.4% compared to 2Q19. Excluding a Ps.175.2 million recovery of expenses in Puerto Rico in 2Q22 as discussed below, operating costs and expenses would have increased YoY by 18.3% or Ps.339.6 and 17.8% against 2Q19. The YoY increase was mainly due to the following variations:

•

Mexico: increased 17.3%, or Ps.178.5 million, mainly reflecting higher technical assistance and concession fees, increases in security, maintenance, insurance and surety bond expenses, together with higher cost of sales from directly operated stores.

•

Puerto Rico: declined 22.8%, or Ps.122.0 million, principally reflecting a higher recovery of expenses under the American Rescue Plan Act in 2Q22 amounting to Ps.175.2 million. Without this benefit, costs would have increased 9.9% or Ps.53.2 million due to higher energy and personnel expenses, increased professional fees, taxes and duties as well as insurance and surety bond expenses.

•

Colombia: increased 37.8%, or Ps.107.9 million, mainly reflecting increases in concession fees and technical assistance, together with higher energy, maintenance, personnel, taxes and surety bonds, and security expenses as a consequence of increased business activity.

Cost of Services decreased 9.7% YoY, or Ps.95.4 million, principally reflecting the impact of the expense reimbursement under the American Rescue Plan Act in Puerto Rico.

Construction Costs increased 61.8% YoY, or Ps.226.0 million. This was mainly driven by YoY increases of 60.1%, or Ps.191.7 million in Mexico, 73.3% or Ps.33.9 million in Puerto Rico, and 132.5% or Ps.0.4 million in Colombia.

Administrative Expenses that reflect administrative costs in Mexico increased 27.5% YoY.

Consolidated Technical Assistance increased 92.7% YoY mainly reflecting higher EBITDA in Mexico in 2Q22.

Concession Fees increased 63.9% YoY, principally due to increases of 59.0% in Mexico, 111.0% in Colombia and 7.4% in Puerto Rico, mainly due to higher regulated revenues, a factor in the calculation of the fee.

Depreciation and Amortization increased 2.7% YoY, or Ps.13.5 million, principally due to increases of 10.1%, or Ps.20.4 million in Mexico, and 0.8% or Ps.1.4 million in Puerto Rico, which were partially offset by a 7.7% or Ps.8.4 million decrease in Colombia.

Consolidated Operating Profit (Loss) and EBITDA

ASUR reported a Consolidated Operating Profit of Ps.3,709.9 million in 2Q22 and an Operating Margin of 58.7%, compared to a Ps.2,009.9 million profit and a 47.5% margin in 2Q21, and a Ps.2,247.9 million consolidated operating profit and 55.2% margin in 2Q19.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Colombia, and Puerto Rico, and which is calculated as operating profit or loss divided by total revenues less construction services revenues, was 64.8% in 2Q22 compared to 52.0% in 2Q21 and 56.9% in 2Q19.

EBITDA increased 61.4%, or Ps.1,537.8 million, to Ps.4,040.6 million in 2Q22 from Ps.2,502.8 million in 2Q21. Compared to 2Q19, EBITDA increased 47.2%. By country of operations, EBITDA increased YoY by 56.4% or Ps.1,103.3 million to Ps.3,058.3 million in Mexico, by 7.0% or Ps.37.8 million to Ps.579.7 million in Puerto Rico, and by 62.2% or Ps.154.5 million to Ps.402.6 million in Colombia. Consolidated EBITDA margin in 2Q22 was 63.9% compared to 59.2% in 2Q21 and 67.5% in 2Q19.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia, was 70.5% in 2Q22, compared to 64.8% in 2Q21, and 69.5% in 2Q19.

ASUR 2Q22 Page 4 of 25

Consolidated Comprehensive Financing Gain (Loss)

Table 5: Consolidated Comprehensive Financing Gain (Loss)
	Second Quarter		% Chg	Six-Months		% Chg
	2021	2022		2021	2022
Interest Income	51,931	74,129	42.7	87,201	154,497	77.2
Interest Expense	(189,310)	(20,828)	(89.0)	(414,475)	(246,929)	(40.4)
Foreign Exchange Gain (Loss), Net	(44,073)	55,020	n/a	8,614	(40,876)	n/a
Total	(181,452)	108,321	n/a	(318,660)	(133,308)	(58.2)

In 2Q22 ASUR reported a Ps.108.3 million Consolidated Comprehensive Financing Gain, compared to a Ps.181.4 million loss in 2Q22.

During 2Q22 ASUR reported a foreign exchange gain of Ps.55.0 million, resulting from the 0.6% quarterly average depreciation of the Mexican peso against the U.S. dollar (1.1% quarter-end) during the period, together with a U.S. dollar net asset position. This compares to a Ps.44.1 million foreign exchange loss in 2Q22 resulting from the 2.0% quarterly average depreciation of the Mexican peso (2.6% quarter-end) on a U.S. dollar net asset position.

Interest expense declined Ps.168.5 million, or 89.0% YoY, reflecting Ps.223.7 million fair value loan repayments recognized under IFRS 3 on the loan with BBVA entered into concurrently with the acquisition of the business in Colombia. This was partially offset by increases in interest payments of Ps.41.5 million in Mexico and Ps.13.7 million in Colombia.

Interest income increased Ps.22.2 million, or 42.7% YoY reflecting a higher cash balance position.

Income Taxes

Income Taxes for 2Q22 increased Ps.475.1 million YoY, principally due to the following increases:

•	Ps.451.1 million in income taxes, reflecting mainly a higher taxable income base in Mexico and Colombia resulting from the YoY recovery in revenues following the negative impact of COVID-19 in 2Q21.

•

Ps.24.0 million in deferred income taxes. This mainly reflects a Ps.71.5 million increase in deferred income taxes in Colombia resulting from the increase in the applicable tax rate to 35.0% from 31.0%, and a Ps.47.2 million decrease in the tax benefits obtained in certain airports in México, partly offset by a Ps.0.3 million tax benefit obtained in Puerto Rico.

Majority Net Income (Loss)

ASUR reported Majority Net Income of Ps.2,661.5 million for 2Q22, compared to Ps.1,231.6 million in 2Q21 and Ps.1,426.7 million in 2Q19. This resulted in earnings per common share in 2Q22 of Ps.8.8718, or earnings per ADS of US$4,4065 (one ADS represents ten series B common shares). This compares to earnings per share of 4.1055, or earnings per ADS of US$2.0392 for the same period in the previous year, and with earnings per share of Ps.4.7558, or earnings per ADS of USS$2.3621 in 2Q19.

Net Income (Loss)

ASUR reported Net Income of Ps.2,844.5 million in 2Q22, an increase of Ps.1,514.7 million or 113.9% from Ps.1,329.8 million in 2Q21, an increase compared to Ps.1,523.5 million reported in 2Q19.

Consolidated Financial Position

Airport concessions represented 82.0% of ASUR’s total assets on June 30, 2022, with current assets representing 17.7% and other assets 0.3%.

Cash and cash equivalents as of June 30, 2022 amounted to Ps.7,331.1 million, a 16.4% increase from Ps.8,770.1 million as of December 31, 2021. Mexico, Colombia and Puerto Rico contributed with Ps.626.5 million, Ps.210.9 million and Ps.601.5 million in cash and cash equivalents, respectively.

As of June 30, 2022, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations," had the following effects on its balance sheet: (i) the recognition of a net intangible asset of Ps.5,630.2 million, (ii) goodwill of Ps.961.8 million (net of an impairment of Ps.4,719.1 million), (iii) deferred taxes of Ps.563.0 million, and (iv) a minority interest of Ps.5,258.0 million within stockholders' equity.

ASUR 2Q22 Page 5 of 25

The valuation of ASUR’s investment in Airplan in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on its balance sheet as of June 30, 2022: (i) the recognition of a net intangible asset of Ps.1,080.9 million, (ii) goodwill of Ps.1,579.4 million, (iii) deferred taxes of Ps.290.7 million, and (iv) a Ps.250.4 million recognition of bank loans at fair value.

Stockholders’ equity as of June 30, 2022 was Ps.46,083.0 million and total liabilities were Ps.18,654.1 million, representing 71.2% and 28.8% of ASUR’s total assets, respectively. Deferred liabilities represented 17.1% of ASUR’s total liabilities.

Total Debt at quarter-end declined 10.2% to Ps.12,378.1 million from Ps.13,779.5 million on December 31, 2021, mainly reflecting principal and interest payments of Ps.1,022.7 million.

On June 30, 2022, 37.4% of ASUR’s Total Debt was denominated in Mexican pesos, 53.6% in U.S. Dollars (at Aerostar in Puerto Rico) and 8.9% in Colombian pesos.

Principal payments of Ps.107.3 million (0.9% of ASUR’s Total Debt) mature in 3Q22 with no principal payments due in 4Q22.

In May 2022, Aerostar in Puerto Rico authorized the issuance of US$200 million principal amount of 4.92% senior secured notes due March 22, 2035. In May 2022, Aerostar also renegotiated the terms of its $50 million principal amount of 6.75% senior secured notes to mature in 2035. All long-term debt is collateralized by Aerostar’s total assets.

LTM Net Debt-to-LTM EBITDA stood at 0.4x at the end of 2Q22, while the Interest Coverage Ratio was 10.5x. This compares with LTM Net Debt-to-LTM EBITDA of 0.9x and an Interest Coverage Ratio of 5.0x at June 30, 2021.

Table 6: Consolidated Debt Indicators
	June 30, 2021	December 31, 2021	June 30, 2022
Leverage
Total Debt/ LTM EBITDA (Times) [1]	2.2	1.3	0.9
Total Net Debt/ LTM EBITDA (Times) [2]	0.9	0.5	0.4
Interest Coverage Ratio [3]	5.0	8.4	10.5
Total Debt	13,432,085	13,779,547	12,378,086
Short-term Debt	1,454,380	578,144	1,052,187
Long-term Debt	11,977,705	13,201,403	11,325,899
Cash & Cash Equivalents	7,837,766	8,770,062	7,331,083
Total Net Debt [4]	5,594,319	5,009,485	5,047,003
[1] The Total Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.
[2] The Total Net Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

[3] The Interest Coverage Ratio for Mexico is calculated as ASUR’s LTM EBIDA divided by its LTM interest expenses. For Puerto Rico it is calculated as LTM Cash Flow Generation divided LTM debt service, and for Colombia as LTM EBITDA minus LTM taxes divided by LTM debt service.

[4] Total net debt is calculated as Asur´s total debt without cash & cash Equivalents

ASUR 2Q22 Page 6 of 25

Table 7: Consolidated Debt Profile (millions)*

Original Amount	Aerostar US$		Cancun Airport Mexican Pesos (Thousand)		Airplan Col Ps (Million)
	US$ 350 M	US$ 50 M	BBVA 2,000	Santander 2,650	Syndicated Loan 440,000
Principal Balance as of December 31, 2021	293.8	42	2,000	2,650	167,898
2022	5	-	-	-	-
2023	11	-	150	1,325	-
2024	12	-	200	1,325	-
2025	14	-	275	-	57,900
2026	15	-	375	-	72,600
2027	17	-	475	-	37,397
2028	16	-	525	-	-
2029	17	-	-	-	-
2030	21	-	-	-	-
2031	27	-	-	-	-
2032	34	-	-	-	-
2033	39	-	-	-	-
2034	43	-	-	-	-
2035	23	42	-	-	-
*Expressed in the original currency of each loan.

Note: the syndicated loans in Mexico were incurred in October 2017, the Puerto Rico bonds were issued in March 2013 and June 2015 (in May 2022 the payment maturity date was modified), respectively, and the syndicated loan in Colombia was incurred in June 2015 with a grace period of three years. In April 2022, Airplan made principal payments amounting to Cop.150,000 million, and the next principal payment is due in 2025.

[1] DTF is an average 90-day rate to which the credit facilities in Colombia are pegged.

Strong Liquidity Position and Healthy Debt Maturity Profile

ASUR closed 2Q22 with a solid financial position, with cash and cash equivalents totaling Ps.7,331.1 million and Ps.12,378.1 million in Total Debt which include Ps.107.3 million in principal payments due in 3Q22. ASUR has no debt maturities in 4Q22 as Aerostar renegotiated the maturity of its US$50 million Notes to May 2035. Likewise, Colombia paid Ps.794.5 million in principal amount of outstanding debt, the next payment being due in 2025.

The following table shows the liquidity position for each of ASUR’s regions of operations:

Table 8: Liquidity Position at June 30, 2022
Figures in Thousands of Mexican Pesos
Figures in Thousands of Mexican Pesos	Cash & Equivalents	Total Debt	Short-term Debt	Long-term Debt	Principal payments (July - September 2022)
Mexico	5,073,776	4,634,977	720,439	3,914,538	0
Puerto Rico	1,693,548	6,637,208	326,740	6,310,468	107,328
Colombia	563,759	1,105,901	5,008	1,100,893	0
Total	7,331,083	12,378,086	1,052,187	11,325,899	107,328

Table 9: Consolidated Debt at June 30, 2022
Figures in Thousands of Mexican Pesos
Region of Operation	2022	2023	2024	2025/2034
México	0	1,475,000	1,525,000	1,650,000
Puerto Rico [1]	107,328	226,419	249,410	6,175,947
Colombia [2]	0	0	0	815,314
Total	107,328	1,701,419	1,774,410	8,641,261

[1] Figures in pesos converted at the exchange rate at the close of the quarter Ps.20.1335= US$1.00
[2] Figures in pesos converted at the exchange rate at the close of the quarter of COP205.9300=Ps.1.00
Note: Figures only reflects principal payments.

ASUR 2Q22 Page 7 of 25

Table 10: Debt Ratios at June 30, 2022
LTM EBITDA and LTM Interest Expenses figures of thousands Mexican Pesos
Region	LTM EBITDA	LTM Interest Expense	Debt Coverage Ratio	Minimum Coverage Requirement as per Agreements
Mexico [1]	10,440,576	318,992	32.7(1)	3.0
Puerto Rico [2]	1,233,145	632,438	1.9(2)	1.1
Colombia [3]	1,283,879	285,513	4.5(3)	1.2
Total	12,957,600	1,236,943	10.5

[1] Per the applicable debt agreement, the formula for the Interest Coverage ratio is: LTM EBITDA/ LTM Interest Expense.

[2] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: LTM Cash Flow Generation / LTM Debt Service. LTM Cash Flow Generation for the period was Ps.1,233,1 million and LTM Debt Service was Ps.632,4 million.

[3] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: (LTM EBITDA minus LTM Taxes)/ LTM Debt Service. EBITDA minus Taxes for the period amounted to Ps.1,283.6 million and Debt Service was Ps.285.5 million.

Accounts Receivables

Avianca Group exited Chapter 11 on December 2021, Aeromexico on March 18, 2022 and LatAm Airlines on June 2022. Aeromexico has continued making payments in the ordinary course, while the Company remains in commercial discussions with Avianca Group and LatAm Airlines Group with respect to their contracts. Notwithstanding these discussions, ASUR believes it has sufficient liquidity to meet its obligations and continue operating in the ordinary course of business. Accounts receivables increased 2.5% YoY in 2Q22, reflecting the increasing business activity as passenger traffic increased across ASUR’ s airport network.

Table 11: Accounts Receivable as of June 30, 2022

Figures in Thousands of Mexican Pesos

Region	2Q21	2Q22	% Chg
Mexico	1,221,748	1,529,112	25.2
Puerto Rico	473,500	150,557	(68.2)
Colombia	80,104	139,889	74.6
Total	1,775,352	1,819,558	2.5

Note: Net of allowance for bad debts.

Capital Expenditures

ASUR made capital expenditures of Ps.436.9 million in 2Q22. Of this amount, Ps.346.3 million were allocated to modernizing the company´s Mexican airports pursuant to its master development plans, Ps.89.7 million were invested by Aerostar in Puerto Rico and Ps.0.8 million were invested in Colombia. This compares to Ps.461.0 million invested in 2Q21, of which Ps.406.1 million were invested in Mexico, Ps.55.9 million in Puerto Rico and Ps.1.0 million in Colombia. During the first six-months of 2022, ASUR invested a total of Ps.752.7 million of which Ps.730.9 million were allocated to the Mexican airports, and Ps.86.4 million to Puerto Rico.

ASUR 2Q22 Page 8 of 25

Review of Mexico Operations

Tabla 12: Mexico Revenues & Commercial Revenues Per Passenger
	Second Quarter		% Chg.	Six-Months		% Chg.
	2021	2022		2021	2022
Total Passengers (in thousands)	7,337	9,868	34.5	12,483	18,939	51.7

Total Revenues	2,946,621	4,557,925	54.7	4,856,550	8,431,401	73.6
Aeronautical Services	1,555,920	2,466,285	58.5	2,572,875	4,680,279	81.9
Non-Aeronautical Services	1,071,753	1,580,944	47.5	1,803,974	3,063,730	69.8
Construction Revenues	318,948	510,696	60.1	479,701	687,392	43.3
Total Revenues Excluding Construction Revenues	2,627,673	4,047,229	54.0	4,376,849	7,744,009	76.9

Total Commercial Revenues	959,369	1,408,624	46.8	1,595,143	2,732,365	71.3
Commercial Revenues from Direct Operations	176,301	274,994	56.0	285,881	545,492	90.8
Commercial Revenues Excluding Direct Operations	783,068	1,133,630	44.8	1,309,262	2,186,873	67.0

Total Commercial Revenues per Passenger	130.8	142.8	9.2	127.8	144.3	12.9
Commercial Revenues from Direct Operations per Passenger [1]	24.0	27.9	16.0	22.9	28.8	25.8
Commercial Revenues Excluding Direct Operations per Passenger	106.7	114.9	7.6	104.9	115.5	10.1

For purposes of this table, approximately 32.2 and 50.5 thousand transit and general aviation passengers are included in 2Q21 and 2Q22 respectively, while 59.2 and 100.9 thousand transit and general aviation passengers are included in 6M21 and 6M22.

[1] Represents the operation of ASUR in its convenience stores in Mexico.

Mexico Revenues

Mexico Revenues increased 54.7% YoY to Ps.4,557.9 million and 64.1% when compared to 2Q19.

Excluding construction, revenues increased 54.0% YoY, mainly reflecting increases of 58.5% in revenues from aeronautical services and 47.5% in revenues from non-aeronautical services, resulting principally from the 34.4% increase in passenger traffic. Compared to 2Q19, revenues excluding construction increased 47.8%, reflecting an increase of 40.9% in revenues from non-aeronautical services and 52.6% from aeronautical services.

Commercial Revenues increased 46.8% YoY, principally reflecting the 39.8% increase in passenger traffic as shown in Table 12. Commercial Revenues per Passenger for 2Q22 increased to Ps.142.8 from Ps.130.8 in 2Q21 and Ps.115.4 in 2Q19.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, parking lot fees, and other.

As shown in Table 14, during the last 12 months, ASUR opened three new commercial spaces at Cancun, Couzumel and Tapachula airports, respectively. More details of these openings can be found on page 21 of this report.

Table 13: Mexico Commercial Revenue Performance			Table 14: Mexico Summary Retail and Other Commercial Space Opened since June 30,2021
Bussines Line	YoY Chg		Type of Commercial Space [1]	# Of Spaces Opened
	2Q22	6M22
Duty Free	57.1%	87.2%	Cancun	1
Retail	53.7%	79.8%	Retail	1
Other Revenues	50.4%	74.9%	8 Other airports	2
Food and Beverage	48.8%	80.5%	Retail	1
Ground Transportation	40.6%	62.9%	Car rental	1
Car parking	31.4%	45.7%	Mexico	3
Car rental	25.9%	32.2%
Banks and foreign exchange	6.5%	9.6%
Advertising	(0.4%)	17.7%	[1] Only includes new stores opened during the period and excludes remodeling or contract renewals.
Teleservices	(33.5%)	(27.3%)
Total Commercial Revenues	46.8%	71.3%

ASUR 2Q22 Page 9 of 25

Mexico Operating Costs and Expenses

Table 15: Mexico Operating Costs & Expenses
	Second Quarter		% Chg	Six-Months		% Chg
	2021	2022		2021	2022
Cost of Services	562,638	569,347	1.2	975,906	1,086,037	11.3
Administrative	57,099	72,825	27.5	119,162	142,130	19.3
Technical Assistance	93,920	160,408	70.8	153,149	308,803	101.6
Concession Fees	117,269	186,475	59.0	196,098	346,987	76.9
Depreciation and Amortization	202,312	222,712	10.1	402,664	438,296	8.8
Operating Costs and Expenses Excluding Construction Costs	1,033,238	1,211,767	17.3	1,846,979	2,322,253	25.7
Construction Costs	318,948	510,696	60.1	479,701	687,392	43.3
Total Operating Costs & Expenses	1,352,186	1,722,463	27.4	2,326,680	3,009,645	29.4

Total Mexico Operating Costs and Expenses increased 27.4% YoY, or Ps.370.3. Excluding construction costs, operating costs and expenses increased 17.3% or Ps.178.5 million, mainly reflecting higher technical assistance and concession fees, as well as increases in security and maintenance costs, insurance and surety bonds. Higher cost of sales at stores operated by ASUR also contributed to higher costs.

Cost of Services increased 1.2% YoY, mainly reflecting higher security, maintenance, insurance and surety bond expenses together with higher cost of sales at stores operated directly by ASUR.

Administrative Expenses increased 27.5% YoY.

The Technical Assistance fee paid to ITA increased 70.8% YoY reflecting higher EBITDA in Mexico, which is used in the calculation of the fee.

Concession Fees, which include fees paid to the Mexican government, increased 59.0%, principally due to the increase in regulated revenues which is used in the calculation of the concession fee.

Depreciation and Amortization increased 10.1% YoY, reflecting higher investments to date.

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 16: Mexico Comprehensive Financing Gain (Loss)
	Second Quarter		% Chg	Six-Months		% Chg
	2021	2022		2021	2022
Interest Income	50,429	63,054	25.0	84,470	132,626	57.0
Interest Expense	(65,095)	(106,615)	63.8	(130,603)	(201,574)	54.3
Foreign Exchange Gain (Loss), Net	(44,100)	55,518	n/a	8,604	(40,388)	n/a
Total	(58,766)	11,957	n/a	(37,529)	(109,336)	191.3

ASUR’s Mexico operations reported a Ps.11.9 million Comprehensive Financing gain in 2Q22, compared to a Ps.58.8 million loss in 2Q19. This was mainly due to a foreign exchange gain of Ps.55.5 million in 2Q22 resulting from the 0.6% average quarterly depreciation of the Mexican peso (1.1% depreciation at quarter-end) against the U.S. dollar on a foreign currency net asset position. This compares to a Ps.44.1 million foreign exchange loss in 2Q21, resulting from the 2.0% average appreciation of the Mexican peso during that period (2.6% at quarter-end) against the U.S. dollar on a foreign currency net asset position.

Interest income increased 25.0% YoY or Ps.12.6 million, reflecting a higher cash balance, while interest expenses increased 63.8% YoY due to a higher debt balance as a result of the Ps.690 million in lines of credit drawn down in October 2021.

ASUR 2Q22 Page 10 of 25

Mexico Operating Profit (Loss) and EBITDA

Table 17: Mexico Profit & EBITDA
	Second Quarter		% Chg	Six-Months		% Chg
	2021	2022		2021	2022
Total Revenue	2,946,621	4,557,925	54.7	4,856,550	8,431,401	73.6
Total Revenues Excluding Construction Revenues	2,627,673	4,047,229	54.0	4,376,849	7,744,009	76.9
Operating Profit	1,594,435	2,835,462	77.8	2,529,870	5,421,756	114.3
Operating Margin	54.1%	62.2%	810 bps	52.1%	64.3%	1221 bps
Adjusted Operating Margin [1]	60.7%	70.1%	938 bps	57.8%	70.0%	1221 bps
Net Profit [2]	1,070,290	2,053,242	91.8	1,901,840	3,934,765	106.9
EBITDA	1,797,308	3,058,270	70.2	2,935,981	5,860,677	99.6
EBITDA Margin	61.0%	67.1%	610 bps	60.5%	69.5%	906 bps
Adjusted EBITDA Margin [3]	68.4%	75.6%	717 bps	67.1%	75.7%	860 bps

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] This result includes revenues from the participation of Aerostar Ps.299.4 million and 171.0 million in 2Q22 and 2Q21, respectively, for Airplan Ps.205.6 million and Ps.17.7 million in 2Q22 and 2Q21, respectively.

[3] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Mexico reported an Operating Gain of Ps.2,835.5 million in 2Q22 and an Operating Margin of 62.2%. This compares to an Operating Gain of Ps.1,594.4 million and an Operating Margin of 54.1% in 2Q21, and 64.2% in 2Q19.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and which is calculated as operating profit divided by total revenues excluding construction services revenues, was 70.1% in 2Q22, compared to 60.7% in 2Q21 and 65.1% in 2Q19.

EBITDA increased 70.2% or Ps.1,261.0 million to Ps.3,058.3 million in 2Q22, from Ps.1,797.3 million in 2Q21 and Ps.1,954.9 million in 2Q19. EBITDA margin in 2Q22 was 67.1% compared to 61.0% in 2Q21 and 70.4% in 2Q19.

During 2Q22, ASUR’s operations in Mexico recognized Ps.510.7 million in “Construction Revenues,” compared to Ps.318.9 million in 2Q21, reflecting higher capital expenditures and investments in concessioned assets.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, increased to 75.6% in 2Q22, compared to 68.4% in 2Q21, and 71.4% in 2Q19.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations, as of June 30, 2022, totaled Ps.4,874.9 million, with an average tariff per workload unit of Ps.245.2 (December 2021 pesos), accounting for approximately 62.3% of total income in Mexico (excluding construction income) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the close of each year.

Mexico Capital Expenditures

During 2Q22 ASUR invested Ps.346.3 million in connection with its plan to modernize its Mexican airports under its master development plans, compared to an investment of Ps. 406.1 million in 2Q21. On an accumulated basis, ASUR invested Ps.586.4 million in the first six months of 2022 compared to Ps.730.9 million during the same period in 2021.

ASUR 2Q22 Page 11 of 25

Review of Puerto Rico Operations

The following discussion compares Aerostar’s independent results for the three- and six-month periods ended June 30, 2021 and 2022.

As of June 30, 2022, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations," had the following effects on its balance sheet: (i) the recognition of a net intangible asset of Ps.5,630.2 million, (ii) goodwill of Ps.961.8 million (net of an impairment of Ps.4,719.1 million), (iii) deferred taxes of Ps.563.0 million, and (iv) a minority interest of Ps.5,258.0 million within stockholders' equity.

Table 18: Puerto Rico Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	First Quarter		% Chg	Six-Months		% Chg
	2021	2022		2021	2022
Total Passengers (in thousands)	2,671	2,783	4.2	4,436	5,174	16.6

Total Revenues	948,918	1,065,470	12.3	1,676,047	2,013,794	20.2
Aeronautical Services	521,621	540,053	3.5	983,645	1,057,131	7.5
Non-Aeronautical Services	381,057	445,305	16.9	615,895	803,136	30.4
Construction Revenues	46,240	80,112	73.3	76,507	153,527	100.7
Total Revenues Excluding Construction Revenues	902,678	985,358	9.2	1,599,540	1,860,267	16.3

Total Commercial Revenues	378,550	442,364	16.9	611,438	797,479	30.4
Commercial Revenues from Direct Operations	92,539	95,788	3.5	146,365	174,627	19.3
Commercial Revenues Excluding Direct Operations	286,011	346,576	21.2	465,073	622,852	33.9

Total Commercial Revenues per Passenger	141.7	158.9	12.1	137.8	154.1	11.8
Commercial Revenues from Direct Operations per Passenger [1]	34.6	34.4	(0.7)	33.0	33.8	2.3
Commercial Revenues Excluding Direct Operations per Passenger	107.1	124.5	16.3	104.8	120.4	14.8
Cifras en pesos al tipo de cambio promedio de Ps.20.0317= USD1.00
[1] Represents ASUR convenience store operations directly operated by ASUR

Puerto Rico Revenues

Total Puerto Rico Revenues increased 12.3% YoY to Ps.1,065.5 million in 2Q22.

Excluding construction services, revenues rose 9.2%, mainly due to the following YoY increases:

•	3.5% in revenues from aeronautical services; and
•	16.9% in revenues from non-aeronautical services, which also reflects the 4.2% increase in passenger traffic.

Commercial Revenues per Passenger were Ps.158.9 in 2Q22, compared to Ps.141.7 in 2Q21 and Ps.114.4 in 2Q19.

Seven commercial spaces were opened at LMM Airport over the last 12 months, as shown in Table 20. More details can be found on page 21 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, banking and currency exchange services, and other.

ASUR 2Q22 Page 12 of 25

Table 19: Puerto Rico Commercial Revenue Performance			Table 20: Puerto Rico Summary Retail and Other Commercial Space Opened since June 30, 2021
Business Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	2Q22	6M22
Food and beverage	69.3%	64.2%	Retail	1
Other revenues	52.0%	57.3%	Food and beverage	4
Car parking	40.8%	51.0%	Others revenues	2
Advertising	39.9%	(9.4%)	Total Commercial space	7
Banks and foreign exchange	30.0%	20.5%
Ground Transportation	24.7%	47.4%
Car rentals	10.7%	29.5%
Duty Free	10.7%	5.2%	[1] Only includes new stores opened during the period and excludes remodeling or contract renewals.
Retail	5.0%	20.1%
Total Commercial Revenues	16.9%	30.4%

Puerto Rico Operating Costs and Expenses

Table 21: Puerto Rico Operating Costs & Expenses
In thousands of Mexican pesos
	Second Quarter		% Var	Six-Months		% Chg
	2021	2022		2021	2022	2022
Cost of Services	311,348	184,739	(40.7)	429,657	363,212	(15.5)
Concession Fees	42,564	45,695	7.4	77,529	89,758	15.8
Depreciation and Amortization	181,051	182,505	0.8	367,336	369,105	0.5
Operating Costs and Expenses Excluding Construction Costs	534,963	412,939	(22.8)	874,522	822,075	(6.0)
Construction Costs	46,240	80,112	73.3	76,507	153,527	100.7
Total Operating Costs & Expenses	581,203	493,051	(15.2)	951,029	975,602	2.6
Figures in pesos at an average exchange rate of Ps.20.0317 = USD1.00

Total Operating Costs and Expenses at LMM Airport increased 15.2% YoY to Ps.493.9 million in 2Q22. Construction costs in the quarter increased by 73.3% to Ps.80.1 million from Ps.46.2 million in 2Q21.

Excluding construction costs, operating costs and expenses declined 22.8% YoY or Ps.122.0 million to Ps.412.9 million, principally due to the Ps.175.2 million recovery of expenses under the under the American Rescue Plan Act in 2Q22. Without this benefit, costs would have increased 9.9% or Ps.53.2 million due to higher energy and personnel costs, together with increased professional fees, taxes and duties as well as insurance and surety bond expenses.

Cost of Services declined 40.7% YoY or Ps.126.6 million, principally reflecting a higher reimbursement of expenses in Puerto Rico under the American Rescue Plan Act. Without this benefit, cost of services would have increased Ps.48.6 million, or 27.7%.

Concession Fees paid to the Puerto Rican government increased Ps.3.1 million in 2Q22 compared to the same period during the previous year, reflecting higher passenger traffic in line with the concession agreement.

Depreciation and Amortization increased 0.8% YoY, or Ps.1.4 million, principally reflecting the FX translation impact as the average Mexican peso exchange rate fluctuated to Ps.20.0317 per dollar in 2Q22, from Ps.19.9112 per dollar in 2Q21.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 22: Puerto Rico Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Second Quarter		% Var	Six-Months		% Chg
	2021	2022		2021	2022	2022
Interest Income	383	3,549	826.6	627	5,428	765.7
Interest Expense	(113,206)	(108,885)	(3.8)	(228,478)	(221,663)	(3.0)
Total	(112,823)	(105,336)	(6.6)	(227,851)	(216,235)	(5.1)
Figures in pesos at an average exchange rate of Ps.20.0317 = USD1.00

ASUR 2Q22 Page 13 of 25

During 2Q22, Puerto Rico reported a Ps.105.3 million Comprehensive Financing Loss, compared to a Ps.112.8 million loss in 2Q21, principally due to (i) the FX conversion impact in connection with the depreciation of the Mexican peso against the US dollar, and (ii) the full repayment of the subordinated term loan with Cancun airport in April 2021.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350.0 million to finance a portion of the Concession Agreement payment to the Puerto Rico Ports Authority and certain other costs and expenditures associated with it.

On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50.0 million.

In December 2020, Aerostar entered into a revolving line of credit with Banco Popular de Puerto Rico in the amount of US$20.0 million, with a three-year term. Funds have not yet been withdrawn.

In May 2022, Aerostar in Puerto Rico authorized the issuance of US$200 million principal amount of 4.92% senior secured notes due March 22, 2035. In May 2022, Aerostar also renegotiated the terms of its $50 million principal amount of 6.75% senior secured notes to mature in 2035. All long-term debt is collateralized by Aerostar’s total assets.

Puerto Rico Operating Profit and EBITDA

Table 23: Puerto Rico Profit & EBITDA
In thousands of Mexican pesos
	Second Quarter		% Var	Six-Months		% Chg 2022
	2021	2022		2021	2022
Total Revenue	948,918	1,065,470	12.3	1,676,047	2,013,794	20.2
Total Revenues Excluding Construction Revenues	902,678	985,358	9.2	1,599,540	1,860,267	16.3
Other Revenues					45,547	n/a
Operating Profit	367,715	572,419	55.7	725,018	1,083,739	49.5
Operating Margin	38.8%	53.7%	1497 bps	43.3%	53.8%	1056 bps
Adjusted Operating Margin[1]	40.7%	58.1%	1736 bps	45.3%	58.3%	1293 bps
Net Income	245,318	457,302	86.4	478,049	847,435	77.3
EBITDA	548,768	579,751	5.6	905,449	1,081,293	19.4
EBITDA Margin	57.8%	54.4%	(342 bps)	54.0%	53.7%	(33 bps)
Adjusted EBITDA Margin[2]	60.8%	58.8%	(196 bps)	56.6%	58.1%	152 bps
Figures in pesos at an average exchange rate of Ps.20.0317 = USD1.00

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Operating Profit at Puerto Rico increased to Ps.572.4 million resulting in an Operating Margin of 53.7%, mainly reflecting higher non-aeronautical revenues and a marginal reduction in expenses. This compares with operating profit of Ps.367.7 million and an Operating Margin of 38.8% in 2Q21, and of Ps.372.6 million and an Operating Margin of 47.5% in 2Q19.

EBITDA increased 5.6% to Ps.579.7 million in 2Q22 from Ps.548.8 million in 2Q21, and from Ps.542.0 million in 2Q19. EBITDA Margin, in turn, decreased to 54.4% in 2Q22 from 57.8% in 2Q21 and 69.1% in 2Q19. The Adjusted EBITDA Margin (which excludes IFRIC 12) decreased to 58.8% in 2Q22, compared to 60.8% in 2Q21, and 73.3% in 2Q19.

Puerto Rico Capital Expenditures

During 2Q22, Aerostar invested Ps.89.7 million in capital expenditures, compared to investments of Ps.55.9 million in 2Q21. On an accumulated basis, Aerostar invested a total of Ps.164.6 million in the first half of 2022 compared to Ps.86.2 million during the same period in the previous year.

Puerto Rico Tariff Regulation

The Airport Use Agreement signed by Aerostar, the airlines serving LMM Airport, and the Puerto Rico Ports Authority govern the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62.0 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer

ASUR 2Q22 Page 14 of 25

price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Review of Colombia Operations

The following discussion compares Airplan's independent results for the three-and six-month periods ended June 31, 2021 and 2022.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of June 30, 2022: i) the recognition of a net intangible asset of Ps.1,080.9 million, ii) goodwill of Ps.1,579.4 million, iii) deferred taxes of Ps.290.7 million, and iv) Ps.250.4 million from the recognition of bank loans at fair value.

Table 24: Colombia Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Second Quarter		% Var	Six-Months		% Var
	2021	2022		2021	2022
Total Passenger	2,070	4,230	104.3	3,981	7,913	98.8

Total Revenues	333,742	696,314	108.6	596,394	1,300,319	118.0
Aeronautical Services	236,116	527,452	123.4	412,815	978,396	137.0
Non-Aeronautical Services	97,321	168,153	72.8	181,205	320,018	76.6
Construction Revenues [1]	305	709	132.5	2,374	1,905	(19.8)
Total Revenues Excluding Construction Revenues	333,437	695,605	108.6	594,020	1,298,414	118.6
Total Commercial Revenues	96,698	168,057	73.8	179,889	319,656	77.7
Total Commercial Revenues per Passenger	46.7	39.7	(15.0)	45.2	40.4	(10.6)
Figures in pesos at an average exchange rate of COL.195.2758 = Ps.1.00 Mexican pesos.

For the purposes of this table, approximately 50.7 and 122.8 thousand transit and general aviation passengers are included in 2Q21 and 2Q22, while 104.1 and 234.1 thousand transit and general aviation passengers are included in 6M21 and 6M22.

Colombia Revenues

Total Colombia Revenues increased 108.6% YoY to Ps.696.3 million and 37.3% compared to 2Q19. Excluding construction services, revenues increased 108.6% YoY mainly reflecting a 123.4% increase in revenues from aeronautical services, and a 72.8% increase in revenues from non-aeronautical services, mainly impacted by the 73.8% increase in commercial revenues.

Commercial Revenues per Passenger was Ps.39.7 compared to Ps.46.7 in 2Q21 and Ps.40.6 in 2Q19.

As shown in Table 26, during the last twelve months, 60 new commercial spaces were opened in Colombia. More details of these openings can be found on page 21 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, teleservices, banking and currency exchange services and other.

Table 25: Colombia Commercial Revenue Performance			Table 26: Colombia Summary Retail and Other Commercial Space Opened since June 30, 2021
Bussines Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	2Q22	6M22
Ground Transportation	327.0%	480.9%	Retail	12
Car rental	214.6%	293.5%	Banks and foreign exchange	1
Duty free	63.8%	132.6%	Teleservices	2
Banks and foreign exchange	51.4%	40.7%	Others revenues	44
Retail	50.6%	87.4%	Car rental	1
Advertising	49.7%	70.6%	Total Commercial Spaces	60
Food and beverage	39.3%	63.0%
Car parking	37.6%	75.0%
Other revenues	(6.8%)	23.3%	[1] Only includes new stores opened during the period and excludes remodeling or contract renewals.
Teleservices	(37.2%)	(15.3%)
Total Commercial Revenues	13.7%	45.4%

Colombia Costs & Expenses

ASUR 2Q22 Page 15 of 25

Table 27: Colombia Costs & Expenses
In thousands of Mexican pesos
	Second Quarter		% Chg	Six-Months		% Chg
	2021	2022		2021	2022
Cost of Services	112,394	136,889	21.8	211,791	253,809	19.8
Technical Assistance	1,006	22,537	2,140.3	2,843	23,567	728.9
Concession Fees	63,300	133,571	111.0	112,894	246,094	118.0
Depreciation and Amortization	108,997	100,620	(7.7)	223,972	196,763	(12.1)
Operating Costs and Expenses Excluding Construction Costs	285,697	393,617	37.8	551,500	720,233	30.6
Construction Costs	305	709	132.5	2,374	1,905	(19.8)
Total Operating Costs & Expenses	286,002	394,326	37.9	553,874	722,138	30.4
Figures in pesos at an average exchange rate of COL.195.2758 = Ps.1.00 Mexican pesos.

Total Operating Costs and Expenses in Colombia increased 37.9% YoY to Ps.394.3 million. Excluding construction costs, operating costs and expenses increased 37.8% YoY to Ps.393.6 million.

Cost of Services increased 21.8% YoY, or Ps.24.5 million. This was mainly due to increases in energy costs, maintenance provisions and personnel expenses, as well as increases in taxes and duties and security costs.

Construction Costs decreased 132.5% YoY, or Ps.0.4 million due to lower complementary works to concessioned assets compared 2Q21.

Concession Fees, which include fees paid to the Colombian government, increased 111.0% YoY, mainly reflecting the increase in regulated and non-regulated revenues during the period.

Depreciation and Amortization decreased 7.7%, principally reflecting the FX translation impact from the depreciation of the Colombian peso against the Mexican peso, as per IFRS 3.

Colombia Comprehensive Financing Gain (Loss)

Table 28: Colombia, Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Second Quarter		% Chg	Six-Months		% Chg 2021
	2021	2022		2021	2022
Interest Income	1,320	7,526	470.2	3,186	16,443	416.1
Interest Expense	(11,210)	194,672	n/a	(56,476)	176,308	n/a
Foreign Exchange Gain (Loss), Net	27	(498)	n/a	10	(488)	n/a
Total	(9,863)	201,700	n/a	(53,280)	192,263	n/a

Figures in pesos at an average exchange rate of COL.195.2758 = Ps.1.00 Mexican pesos.

During 2Q22, Airplan reported a Ps.201.7 million Comprehensive Financing Gain, compared to a Ps.9.9 million loss in 2Q21. This resulted mainly from the Ps.223.7 million amortization of the BBVA loan entered into concurrently with the acquisition of the company.

On June 1, 2015, Airplan entered into 12-Year Syndicated Loan Facility with eight banks, and maintained a net balance of Ps.1.105.9 million as of June 30, 2022.

Airplan made principal payments of Ps.794.5 million in 2Q22 with no debt maturities until 2025.

ASUR 2Q22 Page 16 of 25

Colombia Operating Profit (Loss) and EBITDA

Table 29: Colombia Profit & EBITDA
In thousands of Mexican pesos
	Second Quarter		% Chg	Six-Months		% Chg 2021
	2021	2022		2021	2022
Total Revenue	333,742	696,314	108.6	596,394	1,300,319	118.0
Total Revenues Excluding Construction Revenues	333,437	695,605	108.6	594,020	1,298,414	118.6
Operating Profit	47,740	301,988	532.6	42,520	578,181	1,259.8
Operating Margin	14.3%	43.4%	2907 bps	7.1%	44.5%	3734 bps
Adjusted Operating Margin[1]	14.3%	43.4%	2910 bps	7.2%	44.5%	3737 bps
Net Profit	14,180	333,925	2,254.9	(11,995)	412,031	n/a
EBITDA	156,740	402,608	156.9	266,494	774,944	190.8
EBITDA Margin	47.0%	57.8%	1086 bps	44.7%	59.6%	1491 bps
Adjusted EBITDA Margin[2]	47.0%	57.9%	1087 bps	44.9%	59.7%	1482 bps
Figures in pesos at an average exchange rate of COL.195.2758 = Ps.1.00 Mexican pesos.

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

ASUR’s operations in Colombia reported an Operating Gain of Ps.301.9 million in 2Q22, compared to Ps.47.7 million in 2Q21 reflecting the impact of COVID-19. Operating Margin was 43.4% in 2Q22, compared to 14.3% in 2Q21 and 18.2% in 2Q19. The Adjusted Operating Margin, which excludes the impact of IFRIC 12 with respect to construction of or improvements to concessioned assets was 43.4% in 2Q22, compared to 14.3% in 2Q21 and 19.6% in 2Q19.

EBITDA in 2Q22 was Ps.406.6 million resulting in an EBITDA Margin of 57.8%, compared to an EBITDA of Ps.156.7 million in 2Q21 and of Ps.248.1 million in 2Q19. EBITDA Margin was 47.0% in 2Q21 and 48.9% in 2Q19.

The Adjusted EBITDA Margin, which excludes the impact of IFRIC 12 with respect to construction or improvements to concessioned assets was 57.9% in 2Q22 compared to 47.0% in 2Q21, mainly due to the decline in revenues resulting from Covid-19. Adjusted EBITDA Margin for 2Q22 also exceeded the 52.8% reported in 2Q19 mainly reflecting the 37.3% increase in revenues during the period.

Colombia Capital Expenditures

During 2Q22 Airplan made capital investments of Ps.0.8 million compared to Ps.1.1 million in 2Q21. On an accumulated basis, Airplan invested Ps.1.7 million during the first half of 2022 while in the same period of 2021 no investments were undertaken.

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs, and rights for the provision of aeronautical and airport services or those that are generated by the concessions, authorizations, licenses, or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt of Carepa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights.

Airplan's regulated revenues amounted to Ps.527.4 million in 2Q22.

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the

ASUR 2Q22 Page 17 of 25

recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Article 4.033.01 of the Mexican Stock Exchange Internal Rules, ASUR reports that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Banorte, Barclays, BBVA Bancomer, BofA Merrill Lynch, Bradesco, BTG Pactual, Citi Global Markets, Credit Suisse, GBM Grupo Bursatil, Goldman Sachs, HSBC Securities, Insight Investment Research, Itau BBA Securities, JP Morgan, Morgan Stanley, Nau Securities, Punto Research Santander, Scotiabank, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts with respect to the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

ASUR 2Q22 Page 18 of 25

Forward Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. In particular, the impact of the COVID-19 pandemic on global economic conditions and the travel industry, as well as on the business and results of operations of the Company in particular, is expected to be material, and, as conditions are changing rapidly, is difficult to predict. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +1-52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 2Q22 Page 19 of 25

Passenger Traffic Breakdown by Airport

Mexico Passenger Traffic [1]
		Second Quarter		% Chg	Six - Months		% Chg
		2021	2022		2021	2022
Domestic Traffic		3,770,004	4,518,674	19.9	6,623,043	8,264,362	24.8
CUN	Cancun	2,311,551	2,559,200	10.7	4,057,727	4,640,847	14.4
CZM	Cozumel	32,777	30,605	(6.6)	56,525	74,751	32.2
HUX	Huatulco	162,651	230,832	41.9	272,255	423,787	55.7
MID	Merida	451,765	670,635	48.4	791,789	1,217,302	53.7
MTT	Minatitlan	25,831	25,385	(1.7)	45,511	45,681	0.4
OAX	Oaxaca	191,281	255,005	33.3	336,292	491,214	46.1
TAP	Tapachula	102,048	126,156	23.6	184,402	234,625	27.2
VER	Veracruz	263,155	313,267	19.0	464,557	579,513	24.7
VSA	Villahermosa	228,945	307,589	34.4	413,985	556,642	34.5
International Traffic		3,535,138	5,298,453	49.9	5,800,965	10,573,519	82.3
CUN	Cancun	3,311,411	5,013,842	51.4	5,450,301	9,974,141	83.0
CZM	Cozumel	106,417	124,010	16.5	170,071	256,292	50.7
HUX	Huatulco	5,820	16,299	180.1	11,664	58,632	402.7
MID	Mérida	53,369	65,253	22.3	77,768	124,921	60.6
MTT	Minatitlan	1,183	2,522	113.2	2,527	5,480	116.9
OAX	Oaxaca	28,986	43,842	51.3	43,891	90,477	106.1
TAP	Tapachula	2,167	3,227	48.9	3,617	6,471	78.9
VER	Veracruz	19,132	22,504	17.6	30,449	43,676	43.4
VSA	Villahermosa	6,653	6,954	4.5	10,677	13,429	25.8
Total Traffic México		7,305,142	9,817,127	34.4	12,424,008	18,837,881	51.6
CUN	Cancun	5,622,962	7,573,042	34.7	9,508,028	14,614,988	53.7
CZM	Cozumel	139,194	154,615	11.1	226,596	331,043	46.1
HUX	Huatulco	168,471	247,131	46.7	283,919	482,419	69.9
MID	Merida	505,134	735,888	45.7	869,557	1,342,223	54.4
MTT	Minatitlan	27,014	27,907	3.3	48,038	51,161	6.5
OAX	Oaxaca	220,267	298,847	35.7	380,183	581,691	53.0
TAP	Tapachula	104,215	129,383	24.2	188,019	241,096	28.2
VER	Veracruz	282,287	335,771	18.9	495,006	623,189	25.9
VSA	Villahermosa	235,598	314,543	33.5	424,662	570,071	34.2

US Passenger Traffic, San Juan Airport (LMM)
	Second Quarter		% Chg	Six - Months		% Chg
	2021	2022		2021	2022
SJU Total [1]	2,671,356	2,783,495	4.2	4,436,229	5,174,214	16.6
Domestic Traffic	2,556,590	2,542,024	(0.6)	4,259,734	4,755,038	11.6
International Traffic	114,766	241,471	110.4	176,495	419,176	137.5

Colombia, Passenger Traffic Airplan
		Second Quarter		% Chg	Six - Months		% Chg
		2021	2022		2021	2022
Domestic Traffic		1,675,096	3,415,937	103.9	3,329,524	6,467,279	94.2
MDE	Medellín (Rio Negro)	1,132,946	2,556,653	125.7	2,243,639	4,787,139	113.4
EOH	Medellín	201,172	301,813	50.0	408,086	588,333	44.2
MTR	Montería	222,313	379,410	70.7	437,126	750,665	71.7
APO	Carepa	46,027	67,284	46.2	92,512	172,360	86.3
UIB	Quibdó	63,653	88,217	38.6	129,556	131,047	1.2
CZU	Corozal	8,985	22,560	151.1	18,605	37,735	102.8
International Traffic		344,251	691,022	100.7	547,108	1,211,653	121.5
MDE	Medellín (Rio Negro)	344,251	691,022	100.7	547,108	1,211,653	121.5
EOH	Medellín	-	-	-	-	-	-
MTR	Montería	-	-	-	-	-	-
APO	Carepa	-	-	-	-	-	-
UIB	Quibdó	-	-	-	-	-	-
CZU	Corozal	-	-	-	-	-	-
Total Traffic Colombia		2,019,347	4,106,959	103.4	3,876,632	7,678,932	98.1
MDE	Medellín (Rio Negro)	1,477,197	3,247,675	119.9	2,790,747	5,998,792	115.0
EOH	Medellín	201,172	301,813	50.0	408,086	588,333	44.2
MTR	Montería	222,313	379,410	70.7	437,126	750,665	71.7
APO	Carepa	46,027	67,284	46.2	92,512	172,360	86.3
UIB	Quibdó	63,653	88,217	38.6	129,556	131,047	1.2
CZU	Corozal	8,985	22,560	151.1	18,605	37,735	102.8

1 Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, and SJU include transit passengers and general aviation.

ASUR 2Q22 Page 20 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Comercial Spaces

ASUR 2Q22 Page 21 of 25

ASUR Retail and Other Commercial Space Opened since June 30, 2021[1]
Business Name	Type	Opening Date
MEXICO
Cancun
Red Importadora, SA de CV (Gowin)	Retail	September 2021
Cozumel
Morena Mia Beauty Group	Retail	September 2021
Tapachula
Global Lounge OP Mex, SA de CV	Other Revenues	June 2022
SAN JUAN, PUERTO RICO
Fresh @ the Gate (Management Group Investors, LLC)	Food and Beverage	January 2022
The Flight Park (G&G, LLC)	Food and Beverage	January 2022
Strong Med Vital Care (MRPV, LLC)	Other Revenues	February 2022
Power Packs 2 Go (PR Kiosk Solutions, LLC)	Other Revenues	February 2022
Corner Bistro (Management Group Investors, LLC)	Food and Beverage	March 2022
Beya (PS Imports, INC.)	Retail	March 2022
El Mesón Sandwiches (Management Group Investors, LLC)	Food and Beverage	June 2022
COLOMBIA
Rionegro
Globoshops S.A.S.	Retail	July 2021
Cosmetika S.A.S.	Retail	July 2021
Massy Motors Rentals S.A.S.	Car Rental	July 2021
Easyfly S. A.	Other Revenues	August 2021
Easyfly S. A.	Other Revenues	August 2021
Kuehene & Nagel S.A.	Other Revenues	August 2021
Aerovias del Continente Americano S.A. Avianca	Other Revenues	September 2021
Aerovias del Continente Americano S.A. Avianca	Other Revenues	September 2021
Aerovias del Continente Americano S.A. Avianca	Other Revenues	September 2021
Lasa-Sociedad de Apoyos Aeronauticos	Other Revenues	October 2021
First Class Experiencias Cartagena S.A.S.	Other Revenues	November 2021
Ultra AIR S.A.S	Other Revenues	November 2021
Organización Terpel S.A	Other Revenues	December 2021
Fast Colombia SAS	Other Revenues	December 2021
Securitas Colombia S.A.	Other Revenues	December 2021
Jetsmart Airlines Spa sucursal colombia	Other Revenues	December 2021
Ez Air sucursal Colombia	Other Revenues	December 2021
Caribbean Support and Flight Services S.A.S.	Other Revenues	December 2021
Ultra AIR S.A.S	Other Revenues	December 2021
Globoshops S.A.S.	Retail	January 2022
Apollo Freight Services Colombia S.A.S	Other Revenues	January 2022
Magnum Logistic S.A.	Other Revenues	January 2022
Jetair Caribbean B.V. SUCURSAL	Other Revenues	January 2022
Aires Aerovias Integración Regional S.A	Other Revenues	March 2022
Toolbox Services Mro SAS	Other Revenues	March 2022
Menzies Aviation Colombia S.A.S	Other Revenues	April 2022
Banco Bilvao Viscalla Argentaria Colombia S.A	Banks and foreign exchange	April 2022
Aersan S.A.S.	Other Revenues	April 2022
Viva Aerobus	Other Revenues	April 2022
Olaya herrera
Easyfly S. A.	Other Revenues	July 2021
Hoteles Regatta S.A.S.	Other Revenues	August 2021
Las Victorias S.A.S	Other Revenues	August 2021
Satena	Other Revenues	September 2021
Synerjet Latina	Other Revenues	October 2021
Moon Flights S.A.S	Other Revenues	October 2021
Grupo San German Express S.A.S	Other Revenues	November 2021
Cueros Velez S.A.S	Retail	November 2021
Central Aeroespace S.A.S	Other Revenues	December 2021
Distribuidora Pasteur S.A	Retail	December 2021
Grupo San German Express S.A.S	Other Revenues	January 2022
Fondo de Valoración del Municipio de Medellín	Other Revenues	January 2022
Servicio Aéreo a Territorios Nacionales S.A	Other Revenues	January 2022
Good-Fly Co S.A.S	Other Revenues	February 2022
Hagar 29 S.A.S.	Other Revenues	February 2022
Aeropaca S.A.S.	Other Revenues	March 2022
Moon Flight Services S.A.S	Other Revenues	April 2022
Montería
Distribuidora Pasteur S.A	Retail	February 2022
Hagar 29 S.A.S.	Other Revenues	May 2022
Corozal
Edatel S.A	Teleservices	July 2021
Quibdo
Grupo San German Express S.A.S	Other Revenues	November 2021
Distribuidora Pasteur S.A	Retail	December 2021
Quibdo
Edatel S.A	Teleservices	July 2021

ASUR 2Q22 Page 22 of 25

Securitas Colombia S.A.	Other Revenues	September 2021
Distribuidora Pasteur S.A	Retail	December 2021
Centro de Servicios
STF Group S.A.	Retail	July 2021
Grupo CDM S.A.S. Zomac-Pilatos	Retail	October 2021
Cueros Velez S.A.S	Retail	November 2021
STF Group S.A.	Retail	December 2021
Franquicias Taca SAS	Retail	January 2022
Instituto Colombiano de Crédito Educativo Icetex	Other Revenues	January 2022

* Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 2Q22 Page 23 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Operating Results per Airport

Thousands of mexican pesos

Item	2Q 2021	2Q 2021 Per Workload Unit	2Q 2022	2Q 2022 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Mexico
Cancun [1]
Aeronautical Revenues	1,162,586	203.7	1,881,200	243.9	61.8	19.7
Non-Aeronautical Revenues	987,973	173.1	1,474,988	191.3	49.3	10.5
Construction Services Revenues	146,325	25.6	177,312	23.0	21.2	(10.2)
Total Revenues	2,296,884	402.4	3,533,500	458.2	53.8	13.9
Operating Profit	1,258,870	220.6	2,194,896	284.6	74.4	29.0
EBITDA	1,396,027	244.7	2,346,605	304.3	68.1	24.4
Merida
Aeronautical Revenues	111,807	198.9	187,046	234.7	67.3	18.0
Non-Aeronautical Revenues	30,725	54.7	38,799	48.7	26.3	(11.0)
Construction Services Revenues	86,772	154.4	95,449	119.8	10.0	(22.4)
Other [2]	16	-	27	-	68.8	n/a
Total Revenues	229,320	408.0	321,321	403.2	40.1	(1.2)
Operating Profit	53,633	95.4	125,780	157.8	134.5	65.4
EBITDA	66,509	118.3	141,184	177.1	112.3	49.7
Villahermosa
Aeronautical Revenues	50,009	201.6	78,924	240.6	57.8	19.3
Non-Aeronautical Revenues	12,381	49.9	15,459	47.1	24.9	(5.6)
Construction Services Revenues	14,089	56.8	28,747	87.6	104.0	54.2
Other [2]	25	0.1	22	0.1	(12.0)	-
Total Revenues	76,504	308.4	123,152	375.4	61.0	21.7
Operating Profit	20,215	81.5	46,485	141.7	130.0	73.9
EBITDA	29,210	117.8	55,842	170.3	91.2	44.6
Other Airports [3]
Aeronautical Revenues	231,518	241.2	319,115	262.9	37.8	9.0
Non-Aeronautical Revenues	40,674	42.4	51,698	42.6	27.1	0.5
Construction Services Revenues	71,762	74.8	209,188	172.3	191.5	130.3
Other [2]	60	0.1	73	0.1	21.7	-
Total Revenues	344,014	358.5	580,074	477.9	68.6	33.3
Operating Profit	106,470	110.9	183,602	151.2	72.4	36.3
EBITDA	148,173	154.3	231,043	190.3	55.9	23.3
Holding & Service Companies [4]
Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	367,090	n/a	302,253	n/a	(17.7)	n/a
Total Revenues	367,090	n/a	302,253	n/a	(17.7)	n/a
Operating Profit	155,247	n/a	284,699	n/a	83.4	n/a
EBITDA	157,389	n/a	283,596	n/a	80.2	n/a
Consolidation Adjustment Mexico
Consolidation Adjustment	(367,191)	n/a	(302,375)	n/a	(17.7)	n/a
Total Mexico
Aeronautical Revenues	1,555,920	208.1	2,466,285	245.4	58.5	17.9
Non-Aeronautical Revenues	1,071,753	143.4	1,580,944	157.3	47.5	9.7
Construction Services Revenues	318,948	42.7	510,696	50.8	60.1	19.0
Total Revenues	2,946,621	394.2	4,557,925	453.5	54.7	15.0
Operating Profit	1,594,435	213.3	2,835,462	282.1	77.8	32.3
EBITDA	1,797,308	240.4	3,058,270	304.3	70.2	26.6
San Juan Puerto Rico, US [5]
Aeronautical Revenues	521,621	n/a	540,053	n/a	3.5	n/a
Non-Aeronautical Revenues	381,057	n/a	445,305	n/a	16.9	n/a
Construction Services Revenues	46,240	n/a	80,112	n/a	73.3	n/a
Total Revenues	948,918	n/a	1,065,470	n/a	12.3	n/a
Operating Profit	367,715	n/a	572,419	n/a	55.7	n/a
EBITDA	548,768	n/a	579,751	n/a	5.6	n/a
Consolidation Adjustment San Juan
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
Colombia [6]
Aeronautical Revenues	236,116	n/a	527,452	n/a	123.4	n/a
Non-Aeronautical Revenues	97,321	n/a	168,153	n/a	72.8	n/a
Construction Services Revenues	305	n/a	709	n/a	132.5	n/a
Total Revenues	333,742	n/a	696,314	n/a	108.6	n/a
Operating Profit	47,740	n/a	301,988	n/a	532.6	n/a
EBITDA	156,740	n/a	402,608	n/a	156.9	n/a
Consolidation Adjustment Colombia
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
CONSOLIDATED ASUR
Aeronautical Revenues	2,313,657	n/a	3,533,790	n/a	52.7	n/a
Non-Aeronautical Revenues	1,550,131	n/a	2,194,402	n/a	41.6	n/a
Construction Services Revenues	365,493	n/a	591,517	n/a	61.8	n/a
Total Revenues	4,229,281	n/a	6,319,709	n/a	49.4	n/a
Operating Profit	2,009,890	n/a	3,709,869	n/a	84.6	n/a
EBITDA	2,502,816	n/a	4,040,629	n/a	61.4	n/a

1 Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.

2 Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.

ASUR 2Q22 Page 24 of 25

3 Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.

4 Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.

5 Reflects the results of operation of San Juan Airport, Puerto Rico, U.S. for 2Q22.

6 Reflects the results of operations of Airplan, Colombia for 2Q22.

ASUR 2Q22 Page 25 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Consolidated Statements of Financial Position as of June 30, 2022 and 2021

Thousands of Mexican Pesos

Item	June 2022	December 2021	Variation	%
Assets
Current Assets
Cash and Cash Equivalents	7,331,083	8,770,062	(1,438,979)	(16.4)
Cash and Cash Equivalents Restricted	1,322,973	123,081	1,199,892	974.9
Accounts Receivable, net	1,819,558	1,878,238	(58,680)	(3.1)
Document Receivable	159,728	105,000	54,728	52.1
Recoverable Taxes and Other Current Assets	851,328	785,719	65,609	8.4
Total Current Assets	11,484,670	11,662,100	(177,430)	(1.5)

Non Current Assets
Machinery, Furniture and Equipment, net	171,102	184,590	(13,488)	(7.3)
Intangible Assets, Airport Concessions and Goodwill-Net	53,061,811	53,973,349	(911,538)	(1.7)
Investment in Joint Venture	10,547	10,689	(142)	(1.3)
Total Assets	64,728,130	65,830,728	(1,102,598)	(1.7)

Liabilities and Stockholders' Equity
Current Liabilities
Trade Accounts Payable	295,912	290,689	5,223	1.8
Bank Loans and Short Term Debt	1,052,187	578,144	474,043	82.0
Accrued Expenses and Others Payables	2,781,890	2,917,565	(135,675)	(4.7)
Total Current Liabilities	4,129,989	3,786,398	343,591	9.1

Long Term Liabilities
Bank Loans	5,015,431	6,603,006	(1,587,575)	(24.0)
Long Term Debt	6,310,468	6,598,397	(287,929)	(4.4)
Deferred Income Taxes	3,160,530	3,044,632	115,898	3.8
Employee Benefits	28,694	28,239	455	1.6
Total Long Term Liabilities	14,515,123	16,274,274	(1,759,151)	(10.8)

Total Liabilities	18,645,112	20,060,672	(1,415,560)	(7.1)

Stockholders' Equity
Capital Stock	7,767,276	7,767,276	-	-
Legal Reserve	2,285,392	1,989,535	295,857	14.9
Mayority Net Income for the Period	4,855,257	5,983,747	(1,128,490)	(18.9)
Cumulative Effect of Conversion of Foreign Currency	36,896	313,582	(276,686)	(88.2)
Retained Earnings	22,301,301	21,122,411	1,178,890	5.6
Non- Controlling interests	8,836,896	8,593,505	243,391	2.8
Total Stockholders' Equity	46,083,018	45,770,056	312,962	0.7

Total Liabilities and Stockholders' Equity	64,728,130	65,830,728	(1,102,598)	(1.7)
Exchange Rate per Dollar Ps. 20.1335

ASUR 2Q22 Page 26 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Consolidated Statement of Income from January 1 to June 30, 2022 and 2021

Thousands of Mexican Pesos

	6M	6M	%	2Q	2Q	%
Item	2021	2022	Chg	2021	2022	Chg
Revenues
Aeronautical Services	3,969,335	6,715,806	69.2	2,313,657	3,533,790	52.7
Non-Aeronautical Services	2,601,074	4,186,884	61.0	1,550,131	2,194,402	41.6
Construction Services	558,582	842,824	50.9	365,493	591,517	61.8
Total Revenues	7,128,991	11,745,514	64.8	4,229,281	6,319,709	49.4

Operating Expenses
Cost of Services	1,617,354	1,703,058	5.3	986,380	890,975	(9.7)
Cost of Construction	558,582	842,824	50.9	365,493	591,517	61.8
General and Administrative Expenses	119,162	142,130	19.3	57,099	72,825	27.5
Technical Assistance	155,992	332,370	113.1	94,926	182,945	92.7
Concession Fee	386,521	682,839	76.7	223,133	365,741	63.9
Depreciation and Amortization	993,972	1,004,164	1.0	492,360	505,837	2.7
Total Operating Expenses	3,831,583	4,707,385	22.9	2,219,391	2,609,840	17.6

Other Revenues		45,547	n/a

Operating Income	3,297,408	7,083,676	114.8	2,009,890	3,709,869	84.6

Comprehensive Financing Cost	(318,660)	(133,308)	(58.2)	(181,452)	108,321	(159.7)

Income from Results of Joint Venture Accounted by the Equity Method

Income Before Income Taxes	2,978,748	6,950,368	133.3	1,828,438	3,818,190	108.8

Provision for Income Tax	641,467	1,599,799	149.4	460,770	911,878	97.9
Deferred Income Taxes	(30,613)	156,338	n/a	37,880	61,843	63.3

Net Income for the Year	2,367,894	5,194,231	119.4	1,329,788	2,844,469	113.9

Majority Net Income	2,176,674	4,855,257	123.1	1,231,659	2,661,548	116.1
Non-Controlling Interests	191,220	338,974	77.3	98,129	182,921	86.4

Earning per Share	7.2556	16.1842	123.1	4.1055	8.8718	116.1
Earning per American Depositary Share (in U.S. Dollars)	3.6037	8.0384	123.1	2.0392	4.4065	116.1
Exchange Rate per Dollar Ps. 20.1335

ASUR 2Q22 Page 27 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Consolidated Statement of Cash Flow for the Periods of January 1, to June 30, 2022 an 2021.

Thousands of Mexican Pesos

	6M	6M	%	2Q	2Q	%
Item	2021	2022	Chg	2021	2022	Chg
Operating Activities
Income Before Income Taxes	2,978,748	6,950,368	133.3	1,828,438	3,818,190	108.8

Depreciation and Amortization	993,972	1,004,164	1.0	492,360	505,837	2.7
Income from Results of Joint Venture Accounted by the Equity Method
Interest Income	(87,201)	(154,497)	77.2	(51,931)	(74,129)	42.7
Interest Payables	414,475	246,929	(40.4)	189,311	20,828	(89.0)
Foreign Exchange Gain (loss), Net Unearned				19,781		n/a
Sub-Total	4,299,994	8,046,964	87.1	2,477,959	4,270,726	72.3
Trade Receivables	(624,493)	(109,434)	(82.5)	(543,374)	(216,605)	(60.1)
Recoverable Taxes and Other Current Assets	127,443	(635,942)	n/a	164,867	(226,181)	n/a
Income Tax Paid	(438,065)	(1,103,728)	152.0	(152,100)	(717,780)	371.9
Trade Accounts Payable	451,299	315,090	(30.2)	492,263	292,637	n/a

Net Cash Flow Provided by Operating Activities	3,816,178	6,512,950	70.7	2,439,615	3,402,797	39.5

Investing Activities
Investments in Joint Venture
Loans Granted to Third Parties		(35,100)	n/a
Proceeds for Cancellation of Land Acquisition Contract	286,283		n/a	286,283		n/a
Restricted Cash	(9,578)	(1,217,593)	12,612.4	7,352	(131,191)	n/a
Investments in Machinery, Furniture and Equipment, net	(817,305)	(752,682)	(7.9)	(460,965)	(436,865)	(5.2)
Interest Income	88,889	148,760	67.4	53,171	69,700	31.1

Net Cash Flow Used by Investing Activities	(451,711)	(1,856,615)	311.0	(114,159)	(498,356)	336.5

Excess Cash to Use in Financing Activities	3,364,467	4,656,335	38.4	2,325,456	2,904,441	24.9

Bank Loans
Bank Loans Paid	(20,000)		n/a	(20,000)		n/a
Long Term Debt Paid	(203,002)	(963,535)	374.6	(72,725)	(794,511)	992.5
Interest Paid	(467,776)	(556,581)	19.0	(97,333)	(228,208)	134.5
Dividends Paid		(4,509,000)	n/a		(4,509,000)	n/a

Net Cash Flow Used by Financing Activities	(690,778)	(6,029,116)	772.8	(190,058)	(5,531,719)	2,810.5

Net Increase in Cash and Cash Equivalents	2,673,689	(1,372,781)	(151.3)	2,135,398	(2,627,278)	(223.0)

Cash and Cash Equivalents at Beginning of Period	5,192,628	8,770,062	68.9	5,739,798	9,962,212	73.6

Exchange Gain on Cash and Cash Equivalents	(28,551)	(66,198)	131.9	(37,430)	(3,851)	(89.7)

Cash and Cash Equivalents at the End of Period	7,837,766	7,331,083	(6.5)	7,837,766	7,331,083	(6.5)

ASUR 2Q22 Page 28 of 25